ČESKÁ SPOŘITELNA

02034647

RECEIVED
JUN 03 2002
SEC MAIL PROCESSING SECTION
WASH, D.C. 165

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

Attention: Office of International Corporate Finance

Prague, 22nd May, 2002
3022/ /02

Dear Sirs,

File No. 82.4384/Česká spořitelna, a. s. - Rule 12g3-2(b) Exemption

On behalf of Česká Spořitelna , a.s. please find one copy of the Bank's consolidated financial statement regarding the Bank's results for the first quarter 2002 and a copy of the press release of AVS, a majority owner of Erste Bank concerning the recent public tender offer for ordinary shares of Ceska Sporitelna.

Should you require any further information then please do not hesitate to contact us.

Yours faithfully

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

Richard Baran
Processing of Domestic
Securities

Zdenka Jirasová
Head of the Processing of Domestic
Securities Department

for and on behalf of
Česká spořitelna, a. s.

Česká spořitelna first quarter 2002 unaudited Consolidated Net Profit Jumps to CZK 943 million according to International Accounting Standards (IAS)

RECEIVED JUN PROCESSING WASH. D.C.

Česká spořitelna significantly increased its first quarter unaudited Consolidated Net Profit after minority interests to CZK 943 million. These results represent a 173 % year-on-year increase from CZK 346 million.

„2002 is the first year of Česka spořitelna's new post-transformation era. The bank sees growing client interest in its improved services and quality products, represented by the steady increase in Net Interest Income -- despite the general decline in interest rates -- and by the growth of Net Fee and Commission Income," said Jack Stack, Chairman of the Managing Board and Chief Executive Officer.

HIGHLIGHTS OF THE FIRST QUARTER 2002 RESULTS

Consolidated unaudited figures for the period ending March 31st, 2002, calculated according to IAS in comparison with the period ending March 31st, 2001, unless otherwise stated.

- **Profit before Tax grew by 202% to CZK 1.48 billion**
- **Operating Profit increased by 77% to CZK 2.09 billion**
- **Return on Equity (ROE) grew to 15.1% from 6.05%**
- **Return on Assets (ROA) improved to 0.8% from 0.31%**
- **Earning per Share rose to CZK 24.8 from CZK 9.1**
- **Cost/Income Ratio (C/I ratio) declined to 63.5% from 76.16%**
- **Net Fee and Commission Income grew by 10% to CZK 1,529 million from CZK 1,384 million**
- **Net Interest Income improved by 18% to CZK 4,046 *million from* CZK 3,425 million**
- **Operating Expenses declined by 3.0% to CZK 3,640 million from CZK 3,760 million**
- **Loans to Customers -- excluding the impact of loans to Czech Consolidation Agency -- grew by 2.0% to CZK 141.6 billion**
- **Total Assets increased by 10% to CZK 491 billion from CZK 444 billion.**
- **Customer Deposits grew by 11% to over CZK 400 billion from CZK 362 billion**

MAIN FACTORS INFLUENCING THE RESULTS

The Total Operating Income grew by 16% to CZK 5,728 million. The main driver of this growth was **Net Interest Income,** which grew by 18 % or CZK 621 million to CZK 4,046 million. This result reflects the bank's success in offering new, attractive loan products to clients as well as its abilities to place the deposits profitably in financial markets. Loans to households grew by 35%, bank-to-bank loans – excluding the impact of loans to Czech Consolidation Agency -- increased by 28 %, while the Investment Securities grew by 17 %. Included in Operating Income is **Net Fee and**

Commission Income, which **grew by 10%** to CZK 1,529 million, and **Net Profit from Financial Operations,** which **increased by 20%** to CZK 153 million.
In addition to the impact of 16% growth in Operating Income, **Operating Profit** was also influenced by a year-on-year **3% decline** in **Operating Expenses.** The decreased headcount and lower depreciation charges were the key factors in the reduction of Operating Expenses.
The Profit before Tax grew to CZK 1.481 billion, with the **Tax** at CZK 508 million.
The inflow of **Customer Deposits** continued during the first quarter, increasing by 11% or CZK 39 billion. The volume of Customer Deposits surpassed CZK 400 billion. Giro Accounts contributed significantly to this success, with Giro Deposits growing by 15% to 63.7 billion. Construction Savings Deposits also showed strong development, increasing by 26 % to CZK 30.3 billion. Savings Book six-month term deposits grew by 15 % to CZK 22.8 billion, Pension Insurance Deposits grew by 32 % to CZK 5.4 billion, and business Current Account Deposits and Fixed-Term Deposits grew by 30 % to CZK 63.5 billion.
Loans to Customers maintained dynamic growth, fueled by **mortgage loans**, and increased by 35% to more than CZK 45 billion. The loan growth is driven by client interest in the broad array of product offerings along with the bank' s new professional advisory service.
The mortgage loans, mainly thanks to the TOP Housing program, reported a loan volume of CZK 10 billion at the end of the first quarter of 2002, which is a year-on-year growth of 83 %. The volume of Bridging Loans and Construction Loans grew by 49 % to CZK 5.8 billion, while Cash and Consumer Loans increased by 33% to CZK 13.3 billion. The Over-draft Loan volume grew by 84% to more than CZK 4.4 billion.
Positive development also occurred in loans to legal entities, with the mortgage loans increasing by 135% to more than CZK 4.9 billion. Public sector loans, i.e. loans to municipalities, increased by 22% to CZK 7.7 billion. Loans to medium size companies through the new program, TOP Company, which was launched one year ago, achieved a volume of CZK 1 billion.
The successful loan policy generates the Interest Income and also is responsible for the Fee and Commission

BUSINESS POLICY IN 2002

Česká spořitelna's activities in 2002 will be focused on achieving a consolidated ROE of 18% by year-end. **Business priorities are as follows:**

- **In Retail Banking:** Build a first-class sales system, including the new Client Care Concept and a broader offer of Česká spořitelna Group products. Allow clients to enjoy the benefits of financial group products cross-selling and continue development of alternative banking channels.

- **In Corporate Banking:** Implement the internal Symbols system and achieve a larger market share.

- **In Financial Markets:** Accelerate efforts in the field of asset management and treasury product sales to businesses and improve the financial operations and investment portfolio income.

Česká spořitelna
External Communications: Klára Gajdušková, Tel: +420-2-6107-4459, e-mail: kgajduskova@csas.cz
Investor Relations: Hana Urbanová, Tel.: +420-2-6107-3185, e-mail: hurbanova@csas.cz
Erste Bank
Press Officer: Hana Cygonková Tel: +43-501-00-11675, e-mail: hana.cygonkova@erstebank.at
Investor Relations: Gabriele Werzer, Tel.: +43-501-0011286, gabriele.werzer@erstebank.at

Consolidated Q1 2002 Profit and Loss Statement (IAS; CZK mln)	As of 31.3.2001	**As of 31.3.2002**	Change in pct
Net Interest Income	3,425	**4,046**	18 %
Net Fee and Commission Income	1,384	**1,529**	10 %
Net Profit/(Loss) from Financial Operations	128	**153**	20 %
Operating Income	4,937	**5,728**	16 %
Operating Expenses	-3,760	**- 3,640**	-3 %
Operating Profit	1,177	**2,088**	77 %
Provisions for Losses on Loans and Advances	-581	**-499**	-14 %
Other Operating Income/Expenses	-106	**-108**	2 %
Profit/(Loss) before Tax	490	**1,481**	202 %
Income Tax	-111	**-508**	358 %
Net Profit without Minority Interests	379	**973**	157 %
Minority Interests	-33	**-30**	-9 %
Net Profit	346	**943**	173 %

Consolidated Balance Sheet (IAS; CZK mln)	As of 31.3.2001	**As of 31.3.2002**	Change in pct
Cash and Balances with the CNB	12,091	**17,767**	47 %
Loans and Advances to Financial Institutions	155,078	**146,227**	-6 %
Loans and Advances to Customers	139,487	**177,080**	27 %
Reserves and Provisions for Loans and Receivables	-23,979	**-22,189**	-7 %
Trading Securities	22,955	**18,509**	-19 %
Securities available for Sale	21,501	**19,694**	-8 %
Investment Securities	80,369	**93,801**	17 %
Other Assets	36,925	**40,088**	9 %
Total Assets	444,427	**490,977**	10 %

Amounts owed to Financial Institutions	15,605	**26,271**	68 %
Amounts owed to Customers	361,520	**400,548**	11 %
Bonds in Issue	5,165	**7,561**	46 %
Subordinated Debt	5,500	**5,594**	2 %
Shareholders' Equity	23,063	**25,355**	10 %
Minority Interests	1,069	**1,121**	5 %
Other Liabilities	32,505	**24,527**	-25 %
Total Liabilities	444,427	**490,977**	10 %

Shareholders with over a 5 % stake of voting rights	**Voting rights as at March 31st, 2002**	****) Voting rights as at May 15th, 2002**
Erste Bank	**56.6 %**	**56.6%**
***) AVS**	**0**	**32.9%**
Evropská banka pro obnovu a rozvoj	**6.4 %**	**0**
Česká pojišťovna a.s.	**5.4 %**	**5.3%**

*) AVS (DIE ERSTE österreichische Spar-Casse Anteilsverwaltungssparkasse) is a savings-bank holding company, which controls a 41% stake of Erste Bank. AVS made a voluntary bid in April 2002 for Ceska sporitelna shares.
**) May 15th, 2002 is the decisive date for the Annual General Meeting that is to be held on May 22nd, 2002.

Selected Indicators	As of March 31st 2001	**As of March 31st 2002**
ROE	**6.05%**	**15.1**
ROA	**0.31%**	**0.8**
Net Interest Margin	**2.9%**	**3.1%**
Capital Adequacy	**16,5%***	**16,6%**
Cost Income Ratio	**76.16%**	**63.5%**
Earnings per Share	**CZK 9.1**	**CZK 24.8**
Number of Employees	**13,460**	**11,510**

*) as at Decemeber 31st, 2001

adresa: Olbrachtova 1929/62 Praha 4, 140 00
odbor externí komunikace
tel: 02-6107-4459
fax: 02-6107-3083

ÁVS's public tender offer for Česká spořitelna concluded successfully

Last Friday, May 10, 2002, the binding period for AVS's voluntary tender offer for ordinary shares in Česká spořitelna expired, marking the end of a highly successful transaction.

As per Friday's close of business, a total of 35,13% or 49,46 million shares were tendered to the Anteilsverwaltungssparkasse ("AVS") under its voluntary tender offer for ordinary shares in Česká spořitelna. AVS and Erste Bank, acting in concert under Czech regulations, are now holding a combined total of 91,59% of the voting capital.

With more than 80% of all free-float shares tendered to AVS, acceptance has exceeded AVS's expectations. AVS will now pursue the de-listing of Česká spořitelna shares at the Annual General Meeting on May 22.

JPMorgan has acted as exclusive financial advisor to AVS on this transaction.

This press release does not contain or constitute an offer or invitation to purchase or subscribe for any securities or to tender any securities, and should not be relied on in connection with any decision to purchase or subscribe for any such securities or to tender any securities.

For further information please contact:

Anteilsverwaltungssparkasse
Press Office
1010 Vienna, Graben 21, Austria, Telefax: ++43 - 50100 ext. 19849
Michael Mauritz, ++43 - 50100 ext. 19603